Exhibit 99.1

Neptune Appoints Eric Gharakhanian, Ph.D. as Director of Product Development, Health & Wellness Innovations

Former Clorox Product Development Specialist Brings Significant
Personal and Homecare Experience

LAVAL, QC, July 15, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company, is pleased to announce today the appointment of Eric Gharakhanian, Ph.D. as Director of Product Development, Health & Wellness Innovations.

Dr. Gharakhanian will be responsible for developing and building Neptune's portfolio of health and wellness products across personal care and homecare, with a focus on sustainable and natural plant-based sanitization wipes, hand sanitizers and other innovations.

Dr. Gharakhanian joins Neptune from The Clorox Company where he served as Product Development Specialist, responsible for developing and maintaining cleaning products and brands within the company's homecare portfolio.   As an organic chemist with a Ph.D. in chemistry, Gharakhanian led a technical team focused on significant research developing new technologies to fuel Clorox's innovation pipeline, resulting in four new product launches and contributions to three patents that facilitated significant sales growth for Clorox.  He also served as scientific expert for seven Clorox products.  Gharakhanian holds a B.S. in Chemistry from Georgia Tech and a Ph.D. in Chemistry from UCLA.

"I am very pleased to welcome Eric to Neptune to accelerate our product and brand development portfolio in order to meet strong consumer and retailer demand for high-quality personal and homecare products," said Michael Cammarata, Chief Executive Officer of Neptune Wellness Solutions.  "Eric's scientific and technical expertise, combined with his experience at Clorox will make significant contributions to Neptune's product innovation pipeline and retailer relationships as we scale our product reach and distribution nationally in the U.S."

"I strongly value health and meaningful environmental sustainability, and strive to align these values with the work I do in order to do my part to positively impact this world," said Dr. Gharakhanian.  "Neptune is a mission-driven organization with incredible product development infrastructure to allow me to bring new innovations to market that are well-aligned with my personal and professional values.  I am excited to join the Neptune team and contribute positively to the company's product pipeline sales growth and environmental sustainability."

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions is a diversified and fully integrated health and wellness company.  With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for natural, plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels.  Leveraging decades of expertise in extraction and product formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company has a strong position in cannabis and hemp with research, development and commercialization focused on the use of cannabinoids in household products to make them safer, healthier and more effective.  Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina.  For additional information, please visit: https://neptunecorp.com/

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 07:00e 15-JUL-20